NO ACT

PE
2-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025692

March 16, 2012

Connie S. Stamets
Bracewell & Giuliani LLP
Connie.Stamets@bgllp.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-12

Re: Chesapeake Energy Corporation
Incoming letter dated February 10, 2012

Dear Ms. Stamets:

This is in response to your letter dated February 10, 2012 concerning the shareholder proposal submitted to Chesapeake by the SEIU Master Trust and the Unitarian Universalist Association of Congregations. We also have received a letter from the proponents dated March 9, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Eunice Washington
SEIU Master Trust
eunice.washington@seiufunds.org

Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

March 16, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chesapeake Energy Corporation
Incoming letter dated February 10, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SEIU
Stronger Together

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

March 9, 2012

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Chesapeake Energy Corporation to omit shareholder proposal submitted by the SEIU Master Trust and Unitarian Universalist Association of Congregations

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust and Unitarian Universalist Association of Congregations (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to Chesapeake Energy Corporation ("Chesapeake" or the "Company"). The Proposal asks Chesapeake to provide an annual report disclosing its policies and procedures related to lobbying as well as certain information regarding payments used for lobbying.

In a letter to the Division dated February 10, 2012 (the "No-Action Request"), Chesapeake stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2012 annual meeting of shareholders. Chesapeake argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), on the ground that the Proposal is vague and indefinite and thus materially false or misleading in violation of Rule 14a-9. As discussed more fully below, Chesapeake has not met its burden of providing its entitlement to rely on that exclusion; accordingly, the Proponents respectfully ask that its request for relief be denied.

<u>The Proposal</u>

The Proposal asks Chesapeake to report annually on:

"1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for
a. direct and indirect lobbying contribution or expenditure; and
b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation."

The Proposal is Not Excessively Vague

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal if it violates any of the Commission's other proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Chesapeake claims that the Proposal is excessively vague because it does not define certain terms. These arguments are meritless.

The Division has stated that a proposal is excessively vague if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Staff Legal Bulletin No. 14B (Sept. 15, 2004)) That is not the case here.

First, Chesapeake contends that the meaning of the term "lobbying" is unclear. "Lobbying" is not an obscure or technical term.[1] Chesapeake parses the Merriam-Webster definition of "lobbying" and claims that there is confusion about the scope of the Proposal's coverage. Chesapeake provides examples of participating in an informational Congressional hearing and submitting comment on proposed regulations, querying whether they would constitute lobbying.

Chesapeake's effort to inject complexity fails, because the dictionary definition of lobbying it cites could easily be applied to these activities. The first example would qualify as lobbying if the hearing addressed specific legislation or regulation and Chesapeake's participation expressed an opinion or otherwise sought to influence that legislation or regulation. The second activity would be considered lobbying because, by definition, it seeks to influence regulation. We note that the Proposal is non-binding, so Chesapeake could develop internal decision rules for defining lobbying in a more specific way as part of the process of implementing the Proposal.

[1] Chesapeake makes much of the fact that the term "grassroots lobbying communications" is defined with specificity while "lobbying" is not. But "grassroots lobbying communications" is a term of art, which does not have an ordinary meaning. For that reason, the Proposal defines it.

Chesapeake also objects to the absence of definitions for "direct" or "indirect," as applied to lobbying. A reasonable shareholder reading the Proposal would conclude that direct lobbying is done by Chesapeake in its own name, without any intermediary, while indirect lobbying is conducted through an intermediary group such as a trade association. As with the definition of lobbying, the examples provided by Chesapeake do not compel a conclusion that the Proposal is excessively vague. Paying a law firm to submit a comment letter on a regulation would constitute lobbying; if the law firm concealed Chesapeake's identity as the sponsor of the comment letter, that lobbying would be categorized as indirect. If, on the other hand, the law firm submitted the comment letter identifying Chesapeake as the entity commenting on the regulation, the lobbying would qualify as direct.

Chesapeake complains that the Proposal is unclear regarding the payments that would fall within the scope of the Proposal. Chesapeake queries whether the Proposal would require disclosure of payments made by individual officers or directors or by the Company's employees. No reasonable reading of the Proposal supports this interpretation. The Proposal speaks of "Company policy and procedures" governing lobbying and of "the decision making process and oversight by management and [the] Board" regarding lobbying expenditures. Similarly, the supporting statement refers to the use of "corporate funds" for lobbying purposes and provides examples of Chesapeake's expenditure of funds for lobbying purposes. Neither a shareholder reviewing the proposal nor Chesapeake would be confused about whose payments would need to be disclosed if the Proposal was implemented.

Chesapeake also claims that the Proposal fails adequately to specify which memberships in tax-exempt organizations would have to be disclosed pursuant to the Proposal. As with payments, the only reasonable reading of the Proposal is that Chesapeake's own memberships—not those of its individual officers, directors or employees—would be disclosed. As well, Chesapeake argues that the Proposal is vague because it is not clear whether the Proposal would require disclosure of membership in organizations that write and endorse model legislation, regardless of the importance of that activity to the organization's overall activities. But the Proposal is not vague on this point—it asks for disclosure of membership in all organizations that write and endorse model legislation. The Proposal does not limit disclosure to situations where writing and endorsing model legislation is the "primary thrust" of the organization (which would introduce its own definitional issues).

Contrary to Chesapeake's assertion, the Proposal is not distinguishable in terms of vagueness from the political spending proposal that the Staff found not to be excludable in The Goldman Sachs Group, Inc. (publicly available Feb. 18, 2011). The Proposal asks for a listing of payments used for lobbying, while the Goldman Sachs proposal requested disclosure of indirect company (not trade association) expenditures "used to participate or intervene in any political campaign." The Staff disagreed with Goldman Sachs' contention that the term "expenditures" was excessively vague. (See also Time Warner,

Inc. (publicly available Feb. 11, 2004) (terms "corporate resources" and "political purposes" found not excessively vague)).

This season, the Division has rejected arguments substantially similar to those advanced here by Chesapeake. In Abbott Laboratories (publicly available Feb. 8, 2012) and Verizon Communications, Inc. (publicly available Feb. 21, 2012), the Staff disagreed with the companies' arguments that the proposals, which were nearly identical to the Proposal (other than company-specific information), failed to define key terms, including "lobbying," "direct" and "indirect." The companies also asserted that the proposals were not clear regarding the scope of disclosure on membership in tax-exempt organizations that write and endorse model legislation. In both determinations, the Staff declined to grant relief.

In sum, the terms in the Proposal that Chesapeake as asserts are excessively vague or indefinite in fact have everyday dictionary definitions that are commonly understood by companies, shareholders, and others. Chesapeake has failed to establish that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3). Thus, the Proponents respectfully ask that the Division decline to grant Chesapeake's request for no-action relief.

*****

If you have any questions or need additional information, please do not hesitate to call Stephen Abrecht at (202) 730-7051. The Proponents appreciate the opportunity to be of assistance in this matter.

Very truly yours,

Eunice Washington
Director of Benefit Funds/Counsel

cc: Connie S. Stamets
Bracewell & Giuliani LLP

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

February 10, 2012

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation 2012 Annual Meeting of Shareholders: Intention to Omit Proposal of Service Employees International Union and Co-Filer

Ladies and Gentlemen:

This letter is to inform you that Chesapeake Energy Corporation, an Oklahoma corporation (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Service Employees International Union and the Unitarian Universalist Association of Congregations (collectively, the "Proponents"), to whom we are sending copies of this letter as identified below. The Proposal requests that the Board authorize the preparation of an annual report disclosing certain details relating to the Company's participation in the political process. Copies of the Proposal as submitted by each of the Proponents are attached as exhibits hereto.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

In accordance with Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), this letter and its attachments are being submitted to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter and its attachments are being simultaneously sent to the Proponents as notice of the Company's intention to exclude the Proposal from the

2012 Proxy Materials. The Company intends to file the definitive proxy statement for its 2012 annual meeting at least 80 days after the date of this letter.

<u>The Proposal</u>

The Proposal states:

> **Resolved**, the shareholders of Chesapeake Energy, [sic] Corp. ("Chesapeake") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.
>
> 2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.
>
> 3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and Board for
>
>   a. direct and indirect lobbying contribution or expenditure; and
>
>   b. payment for grassroots lobbying expenditure.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

> The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Chesapeake's website.

A copy of the Proposal is attached hereto as Exhibit A.

Basis for Exclusion

As discussed more fully below, we respectfully submit that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

The Company believes that it may properly omit the Proposal from the 2012 Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading and impermissibly vague. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. Staff Legal Bulletin No. 14B (September 15, 2004) ("SB 14B") clarified that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) where:

> The resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires....

The Staff has consistently permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., The Boeing Company* (March 2, 2011) ("*Boeing 2011*"), *General Electric Company* (February 10, 2011)("*GE 2011*"), *Motorola, Inc.* (January 12, 2011) ("*Motorola 2011*")(allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the Company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (February 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the terms "Industry Peer Group" and "relevant time period");

Berkshire Hathaway, Inc. (March 2, 2007) (allowing for exclusion of proposal under Rule 14a-8(i)(3) where proposal prohibited company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

The Company believes that the Proposal is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. Therefore neither the shareholders nor the Company can determine with reasonable certainty what actions or measures the Proposal requires and it is excludable under Rule 14a8-(i)(3). *See Boeing 2011; GE 2011;* and *Motorola 2011.*

"Lobbying" and "Grassroots Lobbying Communication"

The Proposal repeatedly refers to the terms "lobbying" and "grassroots lobbying communication." The Proposal defines "grassroots lobbying communication" as "a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation." In contrast, "lobbying" is left undefined, though it is an apparently distinct concept from "grassroots lobbying communications." The failure to define the term "lobbying" renders the Proposal vague and susceptible to multiple (equally valid) interpretations and neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Merriam-Webster Dictionary (online edition) defines "lobbying" in the following ways:

> (1) to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation;
>
> (2) to promote (as a project) or secure the passage of (as legislation) by influencing public officials;
>
> (3) to attempt to influence or sway (as a public official) toward a desired action.

Thus, the Merriam-Webster definition of "lobbying" seems to consist of two key elements: (1) there is activity designed to influence public officials, and (2) the purpose of the activity is to promote desired action (likely relating to legislation). But the Proposal provides little contextual support for applying the Merriam-Webster definition of the word to the Proposal's use of the term "lobbying."

For example, the Proposal requests an annual report disclosing:

> Company policy and procedures governing the *lobbying of legislators and regulators*, including that done on our company's behalf by trade associations, and *direct and indirect lobbying* and *grassroots lobbying communications* (emphasis added).

In order to give plain meaning to the language of the Proposal, the meaning of the phrase "lobbying of legislators and regulators" must be distinct from "direct and indirect lobbying" and "grassroots lobbying communications." The Proposal's use of the phrase "lobbying of legislators and regulators" and the Proposal's definition of "grassroots lobbying communication" are consistent with the Merriam-Webster definition of the term "lobbying," since the use of the term "lobbying" in both instances is in keeping with the key elements of the definition described above.[1] However, the Proposal fails to define the phrase "direct and indirect lobbying" and it gives no direction as to how shareholders and the Company should apply the term "lobbying" (whether or not modified by "direct" or "indirect") in situations where legislators and regulators are not the object of lobbying or where the lobbying is not considered grassroots lobbying communications.

The meaning of the term "lobbying" is further obfuscated by the Proposal's references to "direct" and "indirect" lobbying, neither of which is defined and both of which are subject to numerous interpretations. Under one such interpretation, the terms "direct lobbying" and "lobbying of legislators and regulators" would refer to the same action. Similarly, "indirect lobbying" might be conflated with "lobbying of legislators and regulators . . . done on our company's behalf by trade associations." However, this interpretation renders entries on the list redundant and thus fails to give distinct meaning to each type of lobbying listed by the Proposal.

[1] The Proposal's use of the phrase "lobbying of legislators and regulators" is also vague and subject to multiple valid interpretations. For example, if the Company participates by invitation in an informational hearing with a Congressional committee, would such activity constitute the "lobbying of legislators"? Similarly, if the Company responds to an executive agency's request for comments in connection with the agency's rule making function, does that activity constitute "lobbying of regulators"? Or is the "lobbying of legislators and regulators" as used in the Proposal intended to encompass only those activities where the Company seeks to influence a legislative or regulatory position of general applicability through political channels, as opposed to responding to legislators participating in information gathering or a regulator through mechanisms specifically designed for providing feedback to executive agencies?

Under another interpretation, the "lobbying of legislators and regulators" might be interpreted as a component of "direct lobbying" and "lobbying of legislators and regulators . . .done on our company's behalf by trade associations" a component of "indirect lobbying." In other words, under this interpretation, the Proposal intends to pick up a broader category of "lobbying" by using the phrases "direct lobbying" and "indirect lobbying" but it does so without providing any instruction to the Company or to the shareholders voting on the Proposal as to the types of actions that comprise "direct lobbying" (in addition to the "lobbying of legislators and regulators") and what other types of actions comprise "indirect lobbying" (in addition to the "lobbying of legislators and regulators . . . done on our company's behalf by trade associations"). For example, if the Company pays outside counsel or consultants to assist in commenting on or responding to an executive agency's request for comments in connection with the agency's rule making function, is that considered "indirect lobbying" under the Proposal?

Under a third interpretation, each of these terms is completely distinct from the others, again without any contextual guidance as to what is meant by "direct lobbying" and "indirect lobbying."

Accordingly, it would be unclear to the Company and its shareholders to what types of action the terms "lobbying," "direct lobbying" and "indirect lobbying" are intended to apply and therefore neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what policies and procedures the Company would need to disclose.

Trade Associations

The Proposal requests disclosure of "policies and procedures governing the lobbying of legislators and regulators, *including that done on the Company's behalf by trade associations*..." (emphasis added). The vagueness and imprecision of the term "lobbying" makes it difficult for shareholders voting on the Proposal and the Company to know what activities are captured by the disclosure. Further, what constitutes lobbying "done on the Company's behalf"? If the Company is a member of a trade association, are all activities done by that trade association which are directed in part to legislators or regulators considered to be lobbying on the Company's behalf, even if such activities have not been requested or reviewed by the Company and the Company is not aware of such activities? Is the Company expected to disclose policies and procedures with respect to activities by trade associations that might be construed as lobbying, even if they are not related to the Company's decision to join such association and the Company does not direct or support such endeavors? A plain reading of the Proposal leaves these questions unanswered. The shareholders and the Company would not be able to determine with any reasonable certainty exactly what disclosure the Proposal requests with respect to the Company's policy and procedures governing the lobbying of legislators and regulators done on the Company's behalf by trade associations.

"Direct" and "Indirect" Payments

The Proposal includes a request that the Board authorize the preparation of an annual report that discloses "a list of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots communications." The Company believes that this requirement of the Proposal is vague and indefinite both as to *whose* payments must be disclosed and as to *what* payments must be disclosed.

Payments from whom?

A shareholder voting on the Proposal or the Company in implementing the Proposal (if adopted) could interpret the language to mean that the Company is required to disclose only payments made by the Company used for direct lobbying and grassroots communications. Under that interpretation, the reader must infer that the "direct" qualifier of the word "payments" means that the Company must disclose payments made by the Company directly for use in direct lobbying and grassroots communications. The reader would also need to infer that the "indirect, including payments to trade associations" qualifier of the word "payments" means that the Company must also disclose payments made indirectly, as in through intermediaries, for use in direct lobbying and grassroots communications. Given the above-described uncertainty regarding the meaning of "direct lobbying", it is unclear what is meant by an "indirect payment" (a payment made through an intermediary) for "direct lobbying" and how that concept differs from the already vague concept of "indirect lobbying." The uncertainty surrounding this language is explored further below in *What payments.*

A materially different interpretation of the Proposal would be to read the "direct and indirect" qualifier of the term "payment" as requiring disclosure of more than just payments made by the Company. Under this reading, the Proposal could be interpreted to require disclosure of payments made by the Company's officers or directors, or even by the Company's employees or affiliates. As a result, a shareholder voting on the proposal could also read this language in the broadest sense to expect disclosure of all payments made by employees, including in their individual capacities as citizens, in connection with "direct lobbying" or "grassroots lobbying communications."

What payments?

The Proposal is also unclear as to *what* payments must be disclosed. Even if a shareholder or the Company were to conclude that the Proposal's reporting requirement only applies to the payments made by the Company, the language of the Proposal remains vague and susceptible to multiple valid interpretations.

For example, the uncertainty surrounding the meaning of "direct lobbying" implicates the Company's "direct payment" reporting obligations under the Proposal. For example, if the Company pays outside counsel or consultants to assist in commenting on or responding to an executive agency's request for comments in connection with the agency's rule making function, would those payments be subject to the Company's reporting obligation under the Proposal?

Furthermore, as introduced above, the Proposal is vague with regard to what is meant by an "indirect payment" for "direct lobbying or grassroots lobbying communications" and how that concept differs from the already vague and confusing concept of "indirect lobbying." Under one interpretation, the phrase "indirect payment" would only include payments to groups that are involved in "direct lobbying or grassroots lobbying communications," such as the American Petroleum Institute. This interpretation would require that shareholders or the Company read the "indirect" qualifier of the word payment in a way that does not comport with the definition of the term "indirect." Instead, such a payment to a group that is involved in "direct lobbying or grassroots lobbying communications" would be best described as a "direct" payment, since the payment is being made by the Company *directly* to the group involved in such lobbying activities. This interpretation thus fails to give meaning to the "indirect" qualifier.

The text of the Proposal further obfuscates the meaning of "indirect" by indicating that an "indirect" payment "*includ[es]* payments to trade associations" (emphasis added). Accordingly, this language suggests that rather than limiting the meaning of indirect payments to payments made to trade associations similar to the American Petroleum Institute, the Proposal intends to pick up a much broader set of payments without providing any instruction to the Company or to the shareholders voting on the Proposal as to the types of payments subject to the Proposal.

Under another interpretation, an "indirect payment" used for "direct lobbying or grassroots lobbying communications" would refer to such a payment made by the Company through an intermediary. For example, to the extent that the Company's employees are members of professional groups for which the Company pays or reimburses dues and that engage in "direct lobbying" or "grassroots lobbying communications", this interpretation would seem to require reporting of such payments. Indeed, professional groups that comment on legislation, regulations or professional standards, such as bar associations and the American Institute of CPAs, almost certainly make "grassroots lobbying communications" as defined by the Proposal and, while the term is vague, may even participate in "direct lobbying." Would these payments on the part of the Company constitute "indirect payment" used for "direct lobbying or grassroots lobbying communications"?

By leaving terms like "direct lobbying," "direct payments" and "indirect payments" vague and indefinite and by not sufficiently outlining what constitutes an indirect payment, the Proposal is susceptible to multiple valid interpretations. Shareholders might have different understandings of what the Proposal requires and, if the Proposal were adopted, the Company would not know what disclosures it is expected to make. Further, the Company notes that the Proposal draws a distinction between "direct and indirect lobbying" and "indirect payments for direct lobbying" but provides the Company with no guidance as to what types of activities or payments must be disclosed in either case.

Membership in Tax-exempt Organizations

The Proposal also asks for disclosure of "membership in and payments to any tax-exempt organization that writes and endorses model legislation." As with other provisions of the Proposal, this language is subject to multiple, materially different interpretations. The Company believes that this requirement of the Proposal is vague and indefinite as to *whose* membership in *which* tax-exempt organizations and *what* payments must be disclosed.

Whose membership?

One reading of the Proposal would interpret the language to include only the Company's membership in tax-exempt organizations. Under a materially different interpretation, perhaps the language would require disclosure of the Company's officers', directors' and employees' membership in tax-exempt organizations.

Which tax-exempt organizations?

Given the vague and indefinite language of the Proposal, it would not be clear to the shareholders or the Company whether disclosure would be required with respect to all tax-exempt organizations writing and endorsing model legislation, regardless of how small a part of the organization's activities the endorsement of model legislation comprises. One interpretation of the request would require that the Company disclose any donations made by the Company under its corporate giving program to charities that advocate legislation in furtherance of their particular cause, regardless of whether such legislation is related to the Company's business or whether the Company intended to support such legislative activities.

For example, the Company would be required to disclose donations that support organizations that provide early childhood education and also support legislation pertaining to that issue. Alternatively, the Proposal might be seeking disclosure only where the model legislation is the primary thrust of the tax-exempt organization or the Company's involvement with such organization.

Professional Groups

Similarly, as discussed above, to the extent that the Company's employees are members of professional groups for which the Company pays or reimburses the dues and that comment on legislation, regulations or professional standards, such as bar associations, the American Institute of CPAs and the Society of Petroleum Engineers, it is unclear whether such payments must also be described under the Proposal. Further, to the extent that the Company's employees or outside consultants engage in discussions with any regulatory agencies concerning the application or interpretation of regulations applicable to the Company, it is unclear whether such efforts would be subject to the disclosure requirements under the Proposal.

The request regarding membership in and payments to any tax-exempt organization that writes and endorses model legislation is so inherently vague and indefinite that neither shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what disclosures the Proposal requires.

Oversight

The Company believes that other aspects of the Proposal are similarly vague. For example, the Proposal requires the Company to describe its decision making process and oversight concerning "direct or indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure."

Lobbying "Contribution" or "Expenditure"

The Proposal fails to explain what the terms "lobbying contribution" and "lobbying expenditure" mean. Given that the Proposal generally discusses payments, it is unclear whether the Proposal intends to make a distinction between payments, contributions and expenditures and what is meant by a contribution or expenditure, if not a payment.

The Proposal is also silent as to how these terms are modified by the words "direct" and "indirect." Indeed, elsewhere, the Proposal refers to "payments . . . .used for direct lobbying", which clearly explains that the payments are used for direct lobbying. Although the phrase "direct lobbying" remains vague, its relationship to the payment is clear. In contrast, the Proposal fails to explain whether and how a "direct lobbying contribution" or a "direct lobbying expenditure" differs from such payments. Both phrases could be interpreted as having a similar meaning as the payment language described above: a payment used for direct lobbying. Alternatively, an equally valid interpretation would conclude that the terms contribution and expenditure are themselves types of lobbying, as opposed to a payment used for lobbying. Under this interpretation, contributions to political campaigns and expenditures on behalf of political campaigns would be considered forms of "lobbying." Similar reasoning applies to the phrases "indirect lobbying contribution" and "indirect lobbying expenditure." Because the Proposal does not elaborate on what is meant by direct and indirect "lobbying contribution or expenditure", it is impossible for shareholders or the Company to know with certainty which interpretation should govern the Company's response.

Payment for Expenditure

Further frustrating a clear interpretation of the Proposal is the request regarding "payment for grassroots lobbying expenditure." While the Proposal defines "grassroots lobbying communications, the phrase "grassroots lobbying expenditure" is not defined and is seemingly broader than "grassroots lobbying communications;" however, neither the Proposal nor the supporting statement clarify the meaning. Furthermore, it would be unclear to the shareholders and to the Company what is meant by "payment for an expenditure" and therefore what decision making processes and oversight should be described in response.

The Proposal is distinguishable from the proposal in The Goldman Sachs Group, Inc. (available February 18, 2011) ("Goldman"). The proposal in Goldman requested a report focusing on indirect expenditures used for political reasons and defines "indirect" in doing so. In contrast, the Proposal requests a report focusing on, among other things, "direct and indirect lobbying," but does not provide the Proponent's interpretation of direct and indirect lobbying, rendering the Proposal vague and indefinite. Furthermore, the report requested by the proposal in Goldman was limited to disclosure where expenditures were used in a particular manner such as for political purposes or to participate or intervene in any political campaign. Expenditures for activities with specific uses are capable of being ascertained. The Proposal, on the other hand, is not clear as to what constitutes "lobbying," "direct lobbying," "indirect lobbying," "direct payments" and "indirect payments", which, as previously demonstrated, are broad terms and each subject to multiple interpretations. Therefore, neither shareholders nor the Company would be able to determine what it would have to disclose if the Proposal were adopted.

BRACEWELL
&GIULIANI

Conclusion

Due to the materially different interpretations and the otherwise vague wording outlined above, we respectfully submit that the Company may properly omit the Proposal from the 2012 Proxy Materials under Rule 14a-8(i)(3). Neither shareholders voting on the Proposal nor the Company implementing the Proposal (if adopted) would be able to determine with reasonable certainty what action would be required of the Company under the Proposal. *See SB 14B*. Moreover, the Proposal and its supporting statement would require detailed and extensive editing to correct the numerous deficiencies, requiring that it be completely excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3).

Based on the foregoing, the Company respectfully requests that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2012 Proxy Materials. Please transmit your response by email to the undersigned at Connie.Stamets@bgllp.com. Contact information for the Proponents and the Company are provided below. Please call the undersigned at (214) 758-1622 if we may be of any further assistance in this matter.

Very truly yours,

Bracewell & Giuliani LLP

Connie S. Stamets

Connie S. Stamets

Enclosures

cc: Vonda Brunsting
Service Employees International Union, CLC
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
Email: vonda.brunsting@seiu.org

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108
Email: tbrennan@uua.org

Jennifer M. Grigsby
Senior Vice President, Treasurer and
Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118
Email: jennifer.grigsby@chk.com

Exhibit A

SEIU
Stronger Together

JAN 11 2012

January 10, 2012

Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Re: The SEIU Master Trust

Dear Ms. Grigsby:

On behalf of the SEIU Master Trust ("The Trust"), I write to give notice that pursuant to the 2011 proxy statement of the Chesapeake Energy Corporation (the "Corporation"), the Trust intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting). The Trust requests that the Corporation include the enclosed resolution in the Corporation's proxy statement. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Corporations' stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

Should the Board of Directors decide to endorse its provision as corporate policy, the SEIU Master Trust will withdraw the resolution from consideration at the annual meeting. If you have any questions or comments on this matter, please feel free to contact Steve Abrecht at 202-730-7051 or the address noted on this stationery.

Sincerely,

Eunice Washington
Director of Benefit Funds/Legal Counsel

EW:bh
Enclosure

cc: Stephen Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

Whereas, corporate lobbying exposes our company to risks that affect the company's stated goals, objectives, and, ultimately, shareholder value, and

Whereas, we rely on the information provided by our company, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Chesapeake Energy, Corp. ("Chesapeake") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations, and direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that refers to specific legislation, reflects a view on the legislation, and encourages the recipient of the communication to take action on the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Chesapeake's website.

Supporting Statement

As Chesapeake shareholders, we believe transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly, is in our best interests. Otherwise, our company assets could be used for policy objectives contrary to its stated long-term goals and our interests as shareholders. For example, in 2010, Chesapeake participated in drafting an Oklahoma law requiring that publicly traded companies have classified boards ("Oklahoma Board Rule Benefits Chesapeake," *Wall Street Journal*, 7/11/11In both 2008 and 2009, shareholder proposals calling for the declassification of the board received majority support from shareholders. Instead of declassifying the board, Chesapeake participated in changing the law. This illustrates how, absent a system of accountability, corporate assets could be used to the detriment of shareholders. Full disclosure is imperative to evaluating the effects of corporate lobbying expenditures.

Chesapeake spent approximately $2.77 million in 2010 on direct federal lobbying activities, according to disclosure reports (*US Senate Office of Public Records*). This figure may not include grassroots lobbying to influence legislation by mobilizing public support or opposition and do not include lobbying expenditures in states that do not require disclosure.

AMALGAMATED BANK®

RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

JAN 12 2012

January 11, 2012

Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Re: Chesapeake Energy Corp.: CUSIP 165167107

Dear Ms. Grigsby,

Amalgamated Bank is the record owner of 23,200 shares of common stock (the "shares") of Chesapeake Energy Corp., beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our part*** FISMA & OMB Memorandum M-07-16 ***Trust had held shares continuously for at least one year on 1/10/12 and continues to hold shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Regards,

Ray Mannarino

Ray Mannarino
Vice President
Amalgamated Bank

CC: Ms. Eunice Washington
Ms. Brenda Hildenberger
Ms. Vonda Brunsting
Mr. Joseph Brunken

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY OVERNIGHT MAIL, FAX (405-879-9576) and EMAIL (jgrigsby@chkenergy.com)

January 11, 2012

Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Re: Shareholder proposal from the SEIU Master Trust

Dear Ms. Grigsby:

The Unitarian Universalist Association of Congregations ("UUA"), a holder of 1,222 shares in Chesapeake Energy Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the members of the Board of Directors institute a comprehensive review of Chesapeake's political expenditures and spending processes and present a summary report to relevant oversight committees of the Board and post it on their website. We are joining with Service Employees International Union (SEIU) in filing this resolution. Ms. Vonda Brunsting represents SEIU which is the primary filer. The UUA delegates to SEIU the authority to act on behalf of the UUA in all respects with regard to this filing.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $130 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chesapeake Energy Corporation is enclosed. If you have questions or wish to discuss the proposal, please contact Steve Abrecht at 202-730-7051.

Yours very truly,

Timothy Brennan
Treasurer and Chief Financial Officer

CC: Vonda Brunsting, Service Employees International Union

Enclosure: Shareholder resolution on political expenditures

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

1/11/2012

To Whom It May Concern:

As of January 11th, 2012, State Street Bank held 1,222 numbers of shares of CHESAPEAKE ENERGY CORP in accou*** FISMA & OMB Memorandum M-07-16***s have been held in custody for more than one year. The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kevin Day
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-9410

Page 28 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***